October 31, 2000


                QUARTERLY REPORT TO THE LIMITED PARTNERS
                     OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 2000 and 1999, total revenues increased 8.5% from $743,657 to $807,021 and total expenses increased 6.1%
from $416,741 to $442,232. As a result,net income increased 11.6% from $326,916 for the three-month period ended September 30, 1999, to $364,789 for the same period in 2000. The revenue increase can be attributed to an increase in rental income as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 90.1% for the three month period ended September 30, 2000, compared to 87.0% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $24,900 (6.9%) primarily due to increases in yellow pages advertising costs, property management fees and salaries and wages expense, partially offset by a decrease in maintenance and repair expense. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses remained relatively constant as an increase in incentive management fees was offset by a decrease in equipment and computer lease expenses. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 7.9% from $2,153,572 to $2,323,008 and total expenses increased 3.9% from $1,266,989 to $1,316,461. As a result, net income increased 13.5% from $886,583 for the nine months ended September 30, 1999, to $1,006,547 for the same period in 2000. The reason for the increase in revenues is the same as discussed above for the three-month period. Operating expenses increased approximately $29,100 (2.7%) primarily due to increases in yellow pages ad-vertising costs, property management fees and workers compensation insurance expenses, partially offset by decreases in maintenance and repair and security expenses. Property management fees, which are based on rental revenue, in-creased as a result of the increase in rental revenue. General and admini-strative expenses increased approximately $20,400 (9.9%) primarily as a result of increases in incentive management fees, legal and professional expenses. The reason for the increase in incentive management fees is the same as discussed above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President